Exhibit 107

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

PS Business Parks, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$318,794,559.37(1)	0.0001102	$35,131.16(2)

Fees Previously Paid	—		$49,560.03

Total Transaction Valuation	$318,794,559.37

Total Fees Due for Filing			$35,131.16

Total Fees Previously Paid			$49,560.03

Total Fee Offsets			—

Net Fee Due			$0.00

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the purchasing of (i) 5,953,898 Depositary Shares each representing 1/1,000 of a Share of 5.250% Cumulative Preferred Stock, Series X at a price of $15.29 per share, (ii) 5,756,691 Depositary Shares each representing 1/1,000 of a Share of 5.200% Cumulative Preferred Stock, Series Y at a price of $15.33 per share, and (iii) 9,728,688 Depositary Shares each representing 1/1,000 of a Share of 4.875% Cumulative Preferred Stock, Series Z at a price of $14.34 per share.

(2)

The filing fee of $35,131.16 was previously paid in connection with the filing of the Tender Offer Statement on Schedule TO (File No. 005-41373) on November 22, 2022 by PS Business Parks, Inc. (File No. 1-10709). This is the final amendment to the Schedule TO and is being filed to report the results of the Offers. The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying $318,794,559.37 by 0.0001102.